Exhibit 99.2



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK, NY: June 4, 2008 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable July 10, 2008 to stockholders of record at the close of business on June 20, 2008. The dividend rate is the same as the prior quarter.

Financial Federal Corporation *is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit* [*www.financialfederal.com*](www.financialfederal.com) *for more information.*

CONTACT: Steven F. Groth
                      Chief Financial Officer
                      (212) 599-8000